September 23, 2009

VIA EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eclipsys Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 24, 2009
Form 8-K Filed August 6, 2009
File No. 0-24539

Dear Ms. Collins:

This letter sets forth Eclipsys Corporation’s (“Eclipsys” or the “Company”) response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 11, 2009 concerning Eclipsys’ Form 10-K for the fiscal year ended December 31, 2008 and Form 8-K filed August 6, 2009. Please find our response to the Staff’s comment below. For your convenience, we have copied the Staff’s comment immediately preceding our response.

Form 8-K Filed August 6, 2009

1.	Your response to prior comment 3 indicates that you believe that the columnar format of the “Reconciliation of GAAP to Non-GAAP Pro Forma Results” results in a format that is helpful to investors. We continue to have the concerns previously expressed over how investors might view that information due to the format which it’s been presented. Consequently, we believe it should removed. Please confirm to us that you will remove such presentation in future filings. As a substitute for this presentation, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(l)(i) of Regulation S-K, Regulation G and Question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.

Eclipsys Response

Upon further review and assessment of the Staff’s comment noted above, we will not include the columnar format of the “Reconciliation of GAAP to Non-GAAP Pro Forma Results” in future filings.

Three Ravinia Drive, Atlanta, GA 30346 • 404.847.5000 • fax 404.847.5700 • info@eclipsys.com

Atlanta • Boston • San Jose • Vancouver • Pune • Singapore • Dubai

*  *  *

In response to the Staff’s request, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (404) 847-5441.

Sincerely,

/s/ Chris E. Perkins
Mr. Chris E. Perkins
Executive Vice President and Chief Financial Officer

cc:	Ms. Christine Davis, Assistant Chief Accountant
Ms. Kari Jin, Staff Accountant
Ms. Barbara Jacobs, Assistant Director
Mr. Kevin Dougherty, Staff Attorney
Brian W. Copple, Esq. (Eclipsys)
Robert M. Saman, Esq. (Eclipsys)